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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
ANSWERS CORPORATION

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
03662X 10 0

(CUSIP Number)
Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Telephone: (650) 926-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 16, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Redpoint Omega, L.P. I.R.S. ID No.: 20-8398991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,964,849 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

1,964,849 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,849 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.999%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Redpoint Omega, L.P. (“RO O LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) As described in Item 5 below, includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class A Warrants”) held by RO LP, (iii) 1,237,727 shares of Common Stock issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) that are issuable upon exercise of warrants (the “Unit Warrants”) to purchase 68,075 Units held by RO LP, (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class B Warrants”) issuable upon exercise of the Unit Warrants held by RO LP, (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC, (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC, (vii) 35,000 shares of Common Stock issuable upon conversion of 1,925 shares of Series B Preferred Stock issuable upon exercise of Unit Warrants to purchase 1,925 Units held by ROA LLC, and (viii) 17,500 shares of Common Stock issuable pursuant to the Class B Warrants issuable upon exercise of the Unit Warrants held by ROA LLC.
(3) The Reporting Persons’ ability to convert the shares of Series A Preferred Stock, and exercise the Class A Warrants and Unit Warrants is limited as follows: the Reporting Persons and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are prohibited from owning more than 19.999% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of June 16, 2008.

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Redpoint Omega Associates, LLC I.R.S. ID No.: 20-8399077

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,964,849 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

1,964,849 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,849 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.999% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) As described in Item 5 below, includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class A Warrants”) held by RO LP, (iii) 1,237,727 shares of Common Stock issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) that are issuable upon exercise of warrants (the “Unit Warrants”) to purchase 68,075 Units held by RO LP, (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class B Warrants”) issuable upon exercise of the Unit Warrants held by RO LP, (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC, (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC, (vii) 35,000 shares of Common Stock issuable upon conversion of 1,925 shares of Series B Preferred Stock issuable upon exercise of Unit Warrants to purchase 1,925 Units held by ROA LLC, and (viii) 17,500 shares of Common Stock issuable pursuant to the Class B Warrants issuable upon exercise of the Unit Warrants held by ROA LLC.
(3) The Reporting Persons’ ability to convert the shares of Series A Preferred Stock, and exercise the Class A Warrants and Unit Warrants is limited as follows: the Reporting Persons and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are prohibited from owning more than 19.999% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of June 16, 2008.

CUSIP No.	03662X 10 0

1	NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Redpoint Omega, LLC I.R.S. ID No.: 20-8399130

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,964,849 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

1,964,849 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,849 shares (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.999% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
(2) As described in Item 5 below, includes (i) 1,296,667 shares of Common Stock initially issuable upon conversion of 58,350 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held by RO LP; (ii) 648,334 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class A Warrants”) held by RO LP, (iii) 1,237,727 shares of Common Stock issuable upon conversion of 68,075 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) that are issuable upon exercise of warrants (the “Unit Warrants”) to purchase 68,075 Units held by RO LP, (iv) 618,864 shares of Common Stock issuable pursuant to common stock purchase warrants (the “Class B Warrants”) issuable upon exercise of the Unit Warrants held by RO LP, (v) 36,667 shares of Common Stock initially issuable upon conversion of 1,650 shares of Series A Preferred Stock held by ROA LLC, (vi) 18,333 shares of Common Stock issuable pursuant to Class A Warrants held by ROA LLC, (vii) 35,000 shares of Common Stock issuable upon conversion of 1,925 shares of Series B Preferred Stock issuable upon exercise of Unit Warrants to purchase 1,925 Units held by ROA LLC, and (viii) 17,500 shares of Common Stock issuable pursuant to the Class B Warrants issuable upon exercise of the Unit Warrants held by ROA LLC.
(3) The Reporting Persons’ ability to convert the shares of Series A Preferred Stock, and exercise the Class A Warrants and Unit Warrants is limited as follows: the Reporting Persons and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are prohibited from owning more than 19.999% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of June 16, 2008.

CUSIP No. 03662X 10 0
Item 1. Security and Issuer
(a)	The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Answers Corporation, a Delaware Corporation (the “Issuer”) and Common Stock issuable upon the exercise of warrants.
(b)	The principal executive offices of the Issuer are located at 237 West 35th Street, Suite 1101, New York, New York.
Item 2. Identity and Background
(a)	This Schedule 13D is filed by Redpoint Omega, L.P. (“RO LP”), Redpoint Omega Associates, LLC (“ROA LLC”) and Redpoint Omega, LLC (“RO LLC,” together with RO LP and ROA LLC, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(b)	The address of the principal place of business of each of the Reporting Persons is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, California 94025.
(c)	The principal business of the Reporting Persons is venture capital investment business. RO LLC is the general partner of RO LP, and in such capacity, RO LLC may be deemed to have sole voting and dispositive power over all of the Common Stock, Preferred Stock and Warrants of the Issuer held by RO LP.
(d)	During the last five years, none of the Reporting Persons or of the Listed Persons (as defined below) (to the knowledge of the Reporting Persons) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons or of the Listed Persons (to the knowledge of the Reporting Persons) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	RO LP is a Delaware limited partnership. ROA LLC and RO LLC are Delaware limited liability companies.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Reporting Persons required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) among the Issuer, RO LP and ROA LLC (RO LP and ROA LLC, collectively, the “Purchasers”) dated June 16, 2008, the Purchasers purchased an aggregate of 60,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred”) and Common Stock Purchase Warrants (the “Class A Warrants”) exercisable for an aggregate of 666,667 shares of Common Stock having an exercise price of $4.95 per share. Each share of Series A Preferred has a stated value of $100 per share (the “Series A Stated Value”) and is initially convertible into Common Stock at a conversion price of $4.50 per share, such that the Series A Preferred held by the Reporting Persons is initially convertible into an aggregate of 1,333,333 shares of Common Stock. In connection with the transaction, the Purchasers also received a warrant (the “Unit Warrant”) to purchase an aggregate of up to 70,000 units (the “Units”). Each Unit consists of one share of a newly designated Series B Convertible Preferred Stock (the “Series B Preferred” and, collectively with the Series A Preferred, the “Preferred Stock”) and a Common Stock Purchase Warrant (a “Class B Warrant”) exercisable for one-half of the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred. Each share of Series B Preferred will have a stated value of $100 per share and will be initially convertible into common stock at a conversion price of $5.50 per share, such that, if the Unit Warrants are fully exercised, the Series B Preferred to be held by the Reporting Persons would initially be convertible into an aggregate of 1,272,727 shares of Common Stock and the Class B Warrants would be exercisable for an aggregate of 636,364 shares of Common Stock. The Series A Preferred, Class A Warrants and the Unit Warrants are sometimes collectively referred to herein as the “Securities.” The aggregate purchase price of the Securities was $6,000,000 and the funds used by the Purchasers to acquire the Securities were obtained from capital contributions made by their respective investors.

CUSIP No. 03662X 10 0
Item 4. Purpose of Transaction
The Purchasers acquired the Securities for investment purposes and, through representation on the Issuer’s Board of Directors, to influence management policies and control of the Issuer with the aim of increasing the value of Issuer and the Reporting Persons’ investment. The Reporting Persons retain the right to change their investment intent.
Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, including upon conversion of the Series A Preferred, the exercise of the Class A Warrants, the exercise of the Unit Warrants, the conversion of the Series B Preferred, the exercise of the Class B Warrants, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time, subject to compliance with applicable securities laws. The Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as each may decide.
The Purchase
Pursuant to the Purchase Agreement, on June 16, 2008, the Purchasers received an aggregate of 60,000 shares of Series A Preferred, and Class A Warrants exercisable for an aggregate of 666,667 shares of Common Stock at an exercise price of $4.95 per share. Each share of Series A Preferred has a stated value of $100 per share and is initially convertible into Common Stock at a conversion price of $4.50 per share, such that the Series A Preferred held by the Reporting Persons is initially convertible into an aggregate of 1,333,333 shares of Common Stock. The conversion price of the Series A Preferred is subject to adjustment, as described below. Additionally, the ability of the Reporting Persons to convert the Series A Preferred Stock and exercise the Class A Warrants is limited as described below.
Conversion
The Reporting Persons’ ability to convert the shares of Series A Preferred, and exercise the Series A Warrants and Unit Warrants is limited as follows: the Reporting Persons and any persons whose beneficial ownership would be aggregated with such holders for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.999% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances (the “Stockholder Approval”). Pursuant to the Warrant Agreement (the “Warrant Agreement”), which sets forth the terms of the Unit Warrants, the Issuer has agreed to use its reasonable best efforts to obtain the Stockholder Approval no later than 90 days after June 16, 2008.
If the Issuer, at any time while the Series A Preferred is outstanding, shall sell or grant any option to purchase or otherwise dispose of or issue any Common Stock or Common Stock equivalents entitling any person to acquire shares of Common Stock, at an effective price per share less than the then effective conversion price of the Series A Preferred, then, the conversion price shall be adjusted on a weighted average basis (‘weighted-average antidilution”). Notwithstanding the foregoing, until such time as the Issuer obtains Stockholder Approval, no such adjustment shall cause the conversion price of the Series A Preferred be less than $3.82, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.
Forced Conversion
Beginning December 16, 2009, provided certain conditions are satisfied, if the closing price of the Common Stock equals an average of $13.50 (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) per share for the 45 consecutive trading days, and the average daily volume of the Common Stock on The Nasdaq Global Market is at least $1,000,000 during such measurement period, unless the Reporting Persons are prohibited from converting the Series A Preferred pursuant to the limitations set forth in the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Preferred Stock (the “Series A Certificate of Designations”), the Issuer shall have the right to force the Reporting Persons to convert any portion of their shares of Series A Preferred into shares of Common Stock at the then-effective conversion price.

CUSIP No. 03662X 10 0
Redemption Rights
At anytime on or after June 16, 2014, upon written request by the majority of the holders of Series A Preferred, the Issuer shall redeem all or any portion of the then outstanding Series A Preferred, for an amount in cash equal to the sum of (i) 100% of the aggregate Series A Stated Value of the Series A Preferred then outstanding and (ii) accrued but unpaid dividends (to the extent not already included in Series A Stated Value) and (iii) all liquidated damages and other amounts due in respect of the Series A Preferred.
Rights to Participate in Future Financings
At any time while Series A Preferred is outstanding and the Purchasers collectively hold a majority of the outstanding Series A Preferred (or the Common Stock issuable or issued upon conversion thereof) purchased by the Purchasers, each Purchaser shall have a right to participate pro rata with respect to the issuance or possible issuance by the Issuer of any future equity or equity-linked securities or debt which is convertible into or exercisable or exchangeable for equity or in which there is an equity component on the same terms and conditions as offered by the Issuer to the other purchasers of such securities.
Registration Rights
The Purchasers have also been granted certain registration rights pursuant to a Registration Rights Agreement dated as of June 16, 2008, between Issuer and the Purchasers, (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer is required to file with the SEC a registration statement for the resale of the common stock underlying the Securities within 60 days of June 16, 2008. The Purchasers also received customary piggyback registration rights, which would allow them to include shares of Common Stock underlying the Securities in future registration statements filed by the Issuer, subject to certain exceptions.
Voting
The Series A Preferred Stock votes on an as converted basis with the Issuer’s Common Stock. Additionally, so long as any shares of Series A Preferred Stock are outstanding, the Issuer shall not, without the affirmative vote of the holders of a majority of the shares of the Series A Preferred Stock then outstanding (each holder of Series A Preferred Stock, a “Holder” and collectively, the “Holders), (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Series A Certificate of Designations (whether by merger, consolidation or otherwise), (b) authorize or create any class of stock, including securities exercisable for or convertible into such stock, ranking as to dividends, redemption or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series A Preferred Stock, except for any series of Preferred Stock issued to the Holders, (c) amend its certificate of incorporation or other charter documents (whether by merger, consolidation or otherwise) so as to affect adversely any rights of the Holders, (d) increase or decrease the authorized number of shares of Series A Preferred Stock, or (e) enter into any agreement with respect to the foregoing. Additionally, the holders of a majority of the outstanding Series A Preferred Stock have the right to appoint an individual to serve as a voting member of the Issuer’s Board of Directors.
Dividends
The Series A Preferred Stock will accrue cumulative dividends at a rate of 6% per annum whether or not dividends have been declared by the Board of Directors and whether or not there are profits, surplus or other funds available for the payment of such dividends. Dividends may be payable in kind at the option of the Issuer upon satisfaction of certain conditions.
Liquidation Preference
Upon any liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets of the Issuer, whether such assets are capital or surplus, for each share of Series A Preferred Stock an amount equal to greater of (i) the Series A Stated Value per share plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon before any distribution or payment shall be made to the holders of any junior securities or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been upon any such Liquidation converted to common stock immediately prior to such Liquidation, in any case, and if the assets of the Issuer shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be distributed among the Holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

CUSIP No. 03662X 10 0
The Unit Warrants and Series B Preferred Stock
In connection with the transaction, the Purchasers also received the Unit Warrant to purchase an aggregate of up to 70,000 Units. Each Unit consists of one share of a newly designated Series B Preferred Stock and a Class B Warrant exercisable for one-half of the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred. Each share of Series B Preferred will have a stated value of $100 per share and will be initially convertible into common stock at a conversion price of $5.50 per share, such that, if the Unit Warrants are fully exercised, the Series B Preferred to be held by the Reporting Persons would initially be convertible into an aggregate of 1,272,727 shares of Common Stock and the Class B Warrants would be exercisable for an aggregate of 636,364 shares of Common Stock. The rights of the of the Series B Preferred is subject to weighted-average antidilution adjustment, similar to the Series A Preferred. Additionally, the ability of the Reporting Persons to exercise the Unit Warrants is limited as described above until Stockholder Approval is received.
Board Representation
Simultaneously with the closing of the transaction, and pursuant to the rights of the Holders to designate a director to the Issuer’s Board of Directors, the Issuer appointed W. Allen Beasley, a managing director of RO LLC, a director of Issuer. Additionally, Mr. Beasley will serve on the Compensation Committee of the Board of Directors of the Issuer. As a new non-employee director of the Issuer, Mr. Beasley was granted a stock option to purchase 28,700 shares of the Issuer’s Common Stock, with 25% of the shares subject to the option vesting on June 16, 2009 and 1/36th of the remaining shares subject to the option vesting monthly thereafter. The option has an exercise price of $3.90 per share, based on the closing price of the Issuer’s stock on The Nasdaq Global Market on June 13, 2008.
If the Purchasers exercise their rights under the Unit Warrants, and for so long as the Purchasers’ beneficial ownership percentage interest in the Issuer is at least 19%, the Purchasers shall have the right to appoint an additional individual to serve as a voting member of the Issuer’s Board of Directors.
Plans or Proposals of the Reporting Persons
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
The foregoing description of the Purchase Agreement, the Registration Rights Agreement and the Securities, as well as the descriptions of such matters throughout this Schedule 13D are qualified in their entirety by reference to the copy of the Purchase Agreement, the Registration Rights Agreement, the Certificate of Designations, the Warrant Agreement and the Class A Warrants, each of which is filed as an exhibit hereto and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Until Stockholder Approval is received, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,964,849 shares of Common Stock. Such shares, together with the outstanding shares of Common Stock of the Issuer as of June 16, 2008, based on the capitalization of the Issuer as represented to Purchasers by the Issuer in the Purchase Agreement, constitute 19.999% of the Common Stock.

CUSIP No. 03662X 10 0
The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of June 16, 2008:

				Common
				Stock
				Issuable
				Upon
				Conversion
	Series A			and
	Convertible	Class A	Unit	Exercise of
	Preferred	Warrants	Warrants	Securities	Shared	Shared
	Stock Held	Held	Held	Held	Voting	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Directly	Directly (1)	Power (2)	Power (2)	Ownership (2)	of Class (2)
RO LP	58,350	648,334	68,075	3,801,591	1,964,849	1,964,849	1,964,849	19.999%
ROA LLC	1,650	18,333	1,925	107,500	1,964,849	1,964,849	1,964,849	19.999%
RO LLC (3)	0	0	0	0	1,964,849	1,964,849	1,964,849	19.999%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person, assuming Stockholder Approval is received.

(2)	The Reporting Persons and any persons whose beneficial ownership would be aggregated with the Reporting Persons for purposes of Section 13(d) of the Exchange Act are prohibited from owning more than 19.999% of the outstanding shares of the Issuer’s Common Stock unless and until the Issuer’s stockholders approve such issuances (the “Stockholder Approval”).

(3)	RO LP is under common control with ROA LLC. RO LLC is the general partner of RO LP and possesses sole voting and investment control over the shares owned by RO LP and may be deemed to have indirect beneficial ownership of the shares held by RO LP. RO LLC owns no securities of the Issuer directly.
Other than under the transactions described above, no transactions in the Common Stock of the Issuer have been effected by the Purchasers, or to the knowledge of the Purchasers, by any of the individuals listed on Exhibit 1, during the past 60 days.
To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A.	Joint Filing Statement

B.	Securities Purchase Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

C.	Common Stock Purchase Warrant (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

D.	Warrant Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

E.	Certificate Of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

F.	Registration Rights Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

CUSIP No. 03662X 10 0
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 26, 2008
REDPOINT OMEGA, L.P.

By: Its:	Redpoint Omega, LLC General Partner

By:	/s/ W. Allen Beasley

Name:	W. Allen Beasley
Managing Director

REDPOINT OMEGA ASSOCIATES, LLC

By:	/s/ W. Allen Beasley

Name:	W. Allen Beasley
Manager

REDPOINT OMEGA, LLC

By:	/s/ W. Allen Beasley

Name:	W. Allen Beasley
Managing Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 03662X 10 0
EXHIBIT INDEX

A.	Joint Filing Statement

B.	Securities Purchase Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

C.	Common Stock Purchase Warrant (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

D.	Warrant Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

E.	Certificate Of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

F.	Registration Rights Agreement (Incorporated by reference to Form 8-K filed with the Commission on June 17, 2008)

CUSIP No. 03662X 10 0
Exhibit A
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Answers Corporation is filed on behalf of each of the undersigned.
Dated: June 26, 2008
REDPOINT OMEGA, L.P.

By: Its:	Redpoint Omega, LLC General Partner

By:	/s/ W. Allen Beasley

Name:	W. Allen Beasley
Managing Director

REDPOINT OMEGA ASSOCIATES, LLC

By:	/s/ W. Allen Beasley

Name:	W. Allen Beasley
Manager

REDPOINT OMEGA, LLC

By:	/s/ W. Allen Beasley

Name:	W. Allen Beasley
Managing Director
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 03662X 10 0
SCHEDULE 1
Managing Directors of RO LLC
W. Allen Beasley
c/o Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Principal Occupation: Managing Director, Redpoint Ventures
Citizenship: USA
Jeffrey D. Brody
c/o Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Principal Occupation: Managing Director, Redpoint Ventures
Citizenship: USA
R. Thomas Dyal
c/o Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Principal Occupation: Managing Director, Redpoint Ventures
Citizenship: USA
Timothy M. Haley
c/o Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Principal Occupation: Managing Director, Redpoint Ventures
Citizenship: USA
Christopher B. Moore
c/o Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Principal Occupation: Managing Director, Redpoint Ventures
Citizenship: USA
John L. Walecka
c/o Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Principal Occupation: Managing Director, Redpoint Ventures
Citizenship: USA
Geoffrey Y. Yang
c/o Redpoint Ventures
3000 Sand Hill Road, Building 2, Suite 290
Menlo Park, California 94025
Principal Occupation: Managing Director, Redpoint Ventures
Citizenship: USA
Managers of ROA LLC
W. Allen Beasley (see above)
Jeffrey D. Brody (see above)
R. Thomas Dyal (see above)
Timothy M. Haley (see above)
John L. Walecka (see above)
Geoffrey Y. Yang (see above)
368416 v3/RE